Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

September 30, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Copeland Trust Nos. 333-169806 and 811-22483

Ladies and Gentlemen:

On behalf of Copeland Trust (the “Registrant”), transmitted herewith for filing under the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 19 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”).

The Amendment is being filed pursuant to Rule 485(a) of the 1933 Act to register shares of a new series of the Registrant, the Copeland International Small Cap Dividend Growth Fund.

Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely yours,

/s/ Nancy P. O’Hara

Nancy P. O’Hara, Esquire

Enclosures